SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

OAO TATNEFT

(Name of Issuer)

Ordinary Shares, nominal value 1 Russian ruble per share

American Depositary Shares (“ADRs”) each representing

20 Ordinary Shares

(Title of Class of Securities)

0373P306

(CUSIP Number)

Marie du Feu, director International Petro-Chemical Growth Fund Limited, Standard Bank House, 47/49 La Motte Street, St Helier, Jersey, Channel Islands

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 23, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

SCHEDULE 13D

CUSIP No. 0373P306	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Petro-Chemical Growth Fund Limited Mars Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

International Petro-Chemical Growth Fund Limited is a corporation formed in Jersey, Channel Islands.

Mars Capital Management Limited is a corporation formed in Jersey, Channel Islands.

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 123,642,400(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 123,642,400(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,642,400(1)
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON International Petro-Chemical Growth Fund Limited -- CO Mars Capital Management Limited -- CO

(1) Includes Ordinary Shares that are part of 453,400 ADRs held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 0373P306	Page 3 of 8 Pages

Item 1.	Security and Issuer:

This statement relates to (a) ordinary shares, nominal value 1 Russian ruble per share (the “Ordinary Shares”) of OAO Tatneft, an entity organized under the laws of the Russian Federation (the “Corporation”) and (b) American Depositary Shares (“ADRs”) each representing 20 Ordinary Shares.

The principal executive offices of the Corporation are located at 75 Lenin Street, Almetyevsk, Tatarstan 423450, Russian Federation.

Item 2.	Identity and Background:

(a) This statement is being filed by International Petro-Chemical Growth Fund Limited, a corporation formed in Jersey, Channel Islands (the “Fund”) and Mars Capital Management Limited, a corporation formed in Jersey, Channel Islands (“Mars,” and together with the Fund, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is Standard Bank House, 47/49 La Motte Street, St Helier, Jersey, Channel Islands.

(c) The Fund is principally engaged in the business of investing in and disposing of securities. Mars is an investment manager of the Fund and exercises investment discretion over the assets of the Fund.

(d) None of the Reporting Persons has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of the Fund and Mars is a corporation organized in Jersey, Channel Islands.

SCHEDULE 13D

CUSIP No. 0373P306	Page 4 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration:

The Fund acquired 114,573,600 Ordinary Shares and 453,440 ADRs, in the aggregate, from existing stockholders of the Corporation in exchange for the issuance by the Fund of participating redeemable preference shares of the Fund. The Fund is the record owner of such securities. Mars is the investment manager of the Fund.

Item 4.	Purpose of Transaction:

The Fund acquired the Ordinary Shares and ADRs as part of a transaction in which existing stockholders of the Corporation purchased participating redeemable preference shares of the Fund. The consideration paid by the Corporation’s shareholders for the participating redeemable preference shares of the Fund was paid in part with Ordinary Shares and ADRs of the Corporation based on the fair market value of those securities. The Fund holds the Ordinary Shares and ADRs of the Corporation for investment purposes.

The Reporting Persons currently have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer:

(a) As of June 27, 2006, the Fund may be deemed to beneficially own in the aggregate approximately 123,642,400 Ordinary Shares of the Corporation (which includes 9,068,800 Ordinary Shares included in the 453,440 ADRs held by the Fund). As such, the Fund may be deemed to beneficially own approximately 5.7% of the outstanding Ordinary Shares, based on 2,178,690,700 Ordinary Shares outstanding as of December 31, 2004, as disclosed in Form 20-F filed with the Securities Exchange Commission on June 26, 2006. Mars, in its capacity as investment manager of the Fund, may be deemed a beneficial owner of the Ordinary Shares and the ADRs held by the Fund. Each of the Reporting Persons hereby disclaims any beneficial ownership of the reported securities except to the extent of such Reporting Person’s pecuniary interests therein.

(b) The Reporting Persons have shared voting power and shared dispositive power over 123,642,400 Ordinary Shares.

(c) During the past 60 days, neither Reporting Person has effected any transactions in the Ordinary Shares or ADRs of the Corporation.

(d) Not applicable.

SCHEDULE 13D

CUSIP No. 0373P306	Page 5 of 8 Pages

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.	Material to be Filed as Exhibits:

See Exhibit 1 attached hereto.

SCHEDULE 13D

CUSIP No. 0373P306	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2006

INTERNATIONAL PETRO-CHEMICAL GROWTH FUND LIMITED

By:    /s/ Marie du Feu

Name: Marie du Feu
Title: Director

MARS CAPITAL MANAGEMENT LIMITED

By:    /s/ Marie du Feu

Name: Marie du Feu
Title: Director

SCHEDULE 13D

CUSIP No. 0373P306	Page 7 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement made as of this 1st day of August, 2006 by and between International Petro-Chemical Growth Fund Limited and Mars Capital Management Limited (collectively, the “Reporting Persons”).

WHEREAS, the Reporting Persons each beneficially owns more than five (5%) percent of the issued and outstanding ordinary shares, nominal value 1 Russian ruble per share of OAO Tatneft, an entity organized under the laws of the Russian Federation (the “Ordinary Shares”)

WHEREAS, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13D and/or Schedule 13G with the Securities and Exchange Commission (“SEC”).

NOW, THEREFORE, the parties agree as follows:

1.           The parties agree to jointly file a Schedule 13D and/or Schedule 13G with the SEC regarding the beneficial ownership of Ordinary Shares and to file any and all amendments and supplements thereto, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

2.           The parties agree that each party hereto is responsible for the timely filing of such Schedule 13D and/or Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.           This Joint Filing Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

SCHEDULE 13D

CUSIP No. 0373P306	Page 8 of 8 Pages

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement as of the date first above written.

Dated: August 1, 2006

INTERNATIONAL PETRO-CHEMICAL GROWTH FUND LIMITED

By:    /s/ Marie du Feu

Name: Marie du Feu
Title: Director

MARS CAPITAL MANAGEMENT LIMITED

By:    /s/ Marie du Feu

Name: Marie du Feu
Title: Director